

Consolidated financial statement for the period ended OCTOBER 2023



To: WeFunder

From: Gordon Merritt, President Date: October 10, 2023

L'esprit Cruises, Inc. was incorporated on June 12, 2017. We have been in development mode since then. We expect revenues to begin when our first ship begins operations estimated to start in the 2026 season.

Best Regards,

Gordon Merritt

Founder

NOTE: The numbers and figures provided in this document are forward-looking projections. There is no guarantee that the company will generate the revenues outlined below, if any.

L'ESPRIT CRUISES, INC.
ASSUMPTIONS

L'esprit Cruises- Land & Ship Revenue- 1stShip- Assumptions

Ship Passenger Capacity per Trip	500
# of Day Passengers per trip	170
# of Night Passengers Night	180
Planned % of Utilization per trip	35%
# of Days Vessel Operates Year 1	350
# of Days Vessel Operates Year 2	350
# of Days Vessel Operates Year 3	350
# of Days Vessel Operates Year 4	350
# of Days Vessel Operates Year 5	350

Year 1				
Per Passenger Revenue:	# of Passengers	$Price	# Days Operating	Revenue
Boarding Fee & Food	350	$240.00	350	$29,400,000
Beverage	350	$27.50	350	$3,368,750
Gift Shop	35	$20.00	350	$245,000
Total Passenger Revenue				**$33,013,750**
Per Cabana Revenue:	# Rented	$Price	# Days Operating	Revenue
2 Person Cabana	20	$160.00	350	$1,120,000
4 Person Cabana	15	$300.00	350	$1,575,000
10 Person Cabana	4	$600.00	350	$840,000
Total Cabana Revenue				**$3,535,000**
Total Revenue				**$36,548,750**

L'ESPRIT CRUISES, Land & Ship Revenue- Assumptions (continued)

Year 2				
Per Passenger Revenue:	# of Passengers	$Price	# Days Operating	Revenue
Boarding Fee & Food	350	$240.00	350	$30,240,000
Beverage	350	$27.50	350	$3,465,000
Gift Shop	35	$20.00	350	$252,000
Total Passenger Revenue				**$33,957,000**
Per Cabana Revenue:	# Rented	$Price	# Days Operating	Revenue
2 Person Cabana	20	$160.00	350	$1,152,000
4 Person Cabana	15	$300.00	350	$1,620,000
10 Person Cabana	4	$600.00	350	$864,000
Total Cabana Revenue				$3,636,000
Total Revenue				**$37,593,000**

Year 3				
Per Passenger Revenue:	# of Passengers	$Price	# Days Operating	Revenue
Boarding Fee & Food	350	$240.00	350	$30,240,000
Beverage	350	$27.50	350	$3,465,000
Gift Shop	35	$20.00	350	$252,000
Total Passenger Revenue				**$33,957,000**
Per Cabana Revenue:	# Rented	$Price	# Days Operating	Revenue
2 Person Cabana	20	$160.00	350	$1,152,000
4 Person Cabana	15	$300.00	350	$1,620,000
10 Person Cabana	4	$600.00	350	$864,000
Total Cabana Revenue				$3,636,000
Total Revenue				**$37,593,000**

L'ESPRIT CRUISES, Land & Ship Revenue- Assumptions (continued)

Year 4				
Per Passenger Revenue:	# of Passengers	$Price	# Days Operating	Revenue
Boarding Fee & Food	350	$240.00	350	$30,240,000
Beverage	350	$27.50	350	$3,465,000
Gift Shop	35	$20.00	350	$252,000
Total Passenger Revenue				**$33,957,000**
Per Cabana Revenue:	# Rented	$Price	# Days Operating	Revenue
2 Person Cabana	20	$160.00	350	$1,152,000
4 Person Cabana	15	$300.00	350	$1,620,000
10 Person Cabana	4	$600.00	350	$864,000
Total Cabana Revenue				$3,636,000
Total Revenue				**$37,593,000**

Year 5				
Per Passenger Revenue:	# of Passengers	$Price	# Days Operating	Revenue
Boarding Fee & Food	350	$240.00	350	$30,240,000
Beverage	350	$27.50	350	$3,465,000
Gift Shop	35	$20.00	350	$252,000
Total Passenger Revenue				**$33,957,000**
Per Cabana Revenue:	# Rented	$Price	# Days Operating	Revenue
2 Person Cabana	20	$160.00	350	$1,152,000
4 Person Cabana	15	$300.00	350	$1,620,000
10 Person Cabana	4	$600.00	350	$864,000
Total Cabana Revenue				$3,636,000
Total Revenue				**$37,593,000**

L'ESPRIT CRUISES, Land & Ship Personnel- Assumptions

L'esprit Cruises- Land & Ship Personnel- 1st Ship (Assumptions)				
Monthly	**Salary**	**Benefits**	**Tot Salary**	**Per Year**
Aruba Office Employees				
General Manager	$8,000	$2,400	$10,400	$124,800
Accounting Mgr.	$4,500	$1,350	$5,850	$70,200
Accounting	$2,400	$720	$3,120	$37,440
Manager- Ship Maintenance	$4,500	$1,350	$5,850	$70,200
Manager- Provisioning	$4,500	$1,350	$5,850	$70,200
Total	**$23,900**	**$7,170**	**$31,070**	**$372,840**
Ship's Crew				
Captain	$8,000	$2,400	$10,400	$124,800
1st Officer(x2) @ $5,000	$10,000	$3,000	$13,000	$156,000
Chief Engineer	$7,000	$2,100	$9,100	$109,200
Chief Deck Hand(Bosun)-Security	$4,500	$1,350	$5,850	$70,200
Deck Hand (6) @ $3,500	$21,000	$6,300	$27,300	$327,600
Total	**$50,500**	**$15,150**	**$65,650**	**$787,800**
Restaurant & Lounges				
Restaurant General Manager	$5,000	$1,500	$6,500	$78,000
Assist General Manager(2)	$8,000	$2,400	$10,400	$124,800
Executive Chef(2)	$10,000	$3,000	$13,000	$156,000
Sous Chef(4)	$16,000	$4,800	$20,800	$249,600
Line Cooks (4) @ $3,900	$15,600	$4,680	$20,280	$243,360
Restaurant Captain	$3,900	$1,170	$5,070	$60,840
Hosts/Hostesses (2)@ $2000	$4,000	$1,200	$5,200	$62,400
Stewardess (6) @ $4000	$24,000	$7,200	$31,200	$374,400
Cocktail Servers (6) @ $4000	$24,000	$7,200	$31,200	$374,400
Runners (4) @ $1680	$6,720	$2,016	$8,736	$104,832
Bartenders (8) @ $4000	$32,000	$9,600	$41,600	$499,200

L'esprit Cruises- Land & Ship Personnel- 1st Ship Assumptions (Continued)				
Monthly	**Salary**	**Benefits**	**Tot Salary**	**Per Year**
Bussers (2) @ $2400	$4,800	$1,440	$6,240	$74,880
Dishwashers (2) @ $2400	$4,800	$1,440	$6,240	$74,880
Porters (2) @ $2400	$4,800	$1,440	$6,240	$74,880
Water Taxi Drivers (4)@ $4500	$18,000	$5,400	$23,400	$280,800
Water Taxi- Mate (4)@ $3000	$12,000	$3,600	$15,600	$187,200
DJ Entertainer(2)@$4,500	$9,000	$2,700	$11,700	$140,400
Total	**$202,620**	**$60,786**	**$263,406**	**$3,160,872**
Total Employee Costs	**$277,020**	**$83,106**	**$360,126**	**$4,321,512**

L'ESPRIT CRUISES, Restaurant Materials/Supplies- Assumptions

L'esprit Cruises- Resturant Materials/Supplies- 1st Ship (Assumptions)				
	# of Passengers		# of Days	Total
Year 1	350	$32.75	350	$4,011,875
Year 2	350	$32.75	350	$4,126,500
Year 3	350	$32.75	350	$4,126,500
Year 4	350	$32.75	350	$4,126,500
Year 5	350	$32.75	350	$4,126,500
L'esprit Cruises- Restaurant Subsidized by Boarding Fee Aruba				
	Total Cost	$/Passenger		
Supplies	$4,126,500	$32.75		
Labor	$3,160,872	$25.09		
Total Rest. Cost/day	$7,287,372	$57.84		
Beverage Revenue		$27.50		
Subsidy in Boarding Fee		($30.34)		

L'ESPRIT CRUISES, Land & Ship Personnel- Assumptions ($000)

L'esprit Cruises- Capital/Start-up/ Working Capital- 1st Ship (Assumptions)						
Segment:	Year 1	Year 1	Year 2	Year 3	Year 4	Year 5
Ship Construction/Engineering	($26,050)					
Interiors	($3,000)					
Transportation	($500)					
Start-up Operating Cost:						
Crew to operate	($500)					
Inventory for Ship	($500)					
Installation	($500)					
Pre-Marketing	($450)					
Total Start-up	($1,950)					
Maintenance Capital	$0	($581)	($1,743)	($1,743)	($1,743)	($1,743)
(6% of Ship/Interior Capital)						
(2% in Year 1 -Warranty)						
Total Capital Required	($31,500)	($581)	($1,743)	($1,743)	($1,743)	($1,743)
Working Capital		($1,651)	($47)	$0	$0	$0

L'ESPRIT CRUISES, INC.
PROFIT & LOSS STATEMENT ($000)

L'Esprit 1st Ship-Profit and Loss Statement ($000)							
		Year 1	Year 2	Year 3	Year 4	Year 5	Comment
Income Segment ($000)							
Revenue - Net		$36,549	$37,593	$37,593	$37,593	$37,593	
Cost of Revenue:							
Ship Operation Labor		788	788	788	788	788	- per labor worksheets
Restaurant Labor		3,161	3,161	3,161	3,161	3,161	- per labor worksheets
Destination Cost		838	838	838	838	838	1 FTE for Provisioning of food & perishables items ($50K) Facility warehousing $75K; transportation $150k; port fees $200k
Ship Materials, Supplies Operating Cost		788	788	788	788	788	- Electric Motorized Vessel, minimizes primary operating expense of fuel.
Restaurant Food, Beverages, Supplies Cost		4,012	4,127	4,127	4,127	4,127	- per worksheets varies with # of passengers
	Total	$9,587	$9,701	$9,701	$9,701	$9,701	
Gross Profit	($)	$26,962	$27,892	$27,892	$27,892	$27,892	
	(%)	73.8%	74.2%	74.2%	74.2%	74.2%	
Operating Expenses:							
Administrative Staff		373	373	373	373	373	- per worksheets
Legal, Information Technology, Other G&A		1,150	1,150	1,150	1,150	1,150	
Commissions		10,965	11,278	11,278	11,278	11,278	Assumes a conservative 30% commission to Hotels, Resorts, & Cruise Ships
	Total	$12,488	$12,801	$12,801	$12,801	$12,801	
Operating Profit /EBITDA	($)	$14,474	$15,091	$15,091	$15,091	$15,091	
	(%)	39.6%	40.1%	40.1%	40.1%	40.1%	
Depreciation		2,700	2,700	2,700	2,700	2,700	- per worksheets
Interest Expense		653	637	621	605	589	- per worksheets
Profit Before Taxes.	($)	$11,121	$11,754	$11,770	$11,786	$11,802	

L'ESPRIT CRUISES, INC.
CASH FLOW STATEMENT ($000)

L'Esprit 1st Ship	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
EBITDA	$0	$14,474	$15,091	$15,091	$15,091	$15,091
Ship Total Capital Investment	($29,550)	$0	$0	$0	$0	$0
Ship On-Going Capital Investment	$0	($581)	($1,743)	($1,743)	($1,743)	($1,743)
Start-up Cost	($1,950)	$0	$0	$0	$0	$0
Working Capital	$0	($1,651)	($47)	$0	$0	$0
Cashflow	($31,500)	$12,243	$13,301	$13,348	$13,348	$13,348
Return on Investment	108%					
IRR	30%					

Cashflow is sufficient to pay off either the Investment by the end of Year3 or reinvested to grow the business.

L'ESPRIT CRUISES, INC.
FINANCING STATEMENT ($000)

L'Esprit 1st Ship Funding/Financing Statement	Year 0	Year 1	Year 2	Year 3	Year 4	Year 5
SEED CAPITAL:						
Round 1 - Community	$50	$0	$0	$0	$0	$0
Round 2 - We Funder	$120	$0	$0	$0	$0	$0
Round 3 - We Funder	$180	$0	$0	$0	$0	$0
Round 4 - We Funder	$200	$0	$0	$0	$0	$0
Total Seed Capital	$550					
CONSTRUCTION CAPITAL:						
CAPITAL LEASE/SERIES A FUNDED	$29,000	$0	$0	$0	$0	$0
START-UP/WORKING CAPITAL:						
START-UP/SERIES A FUNDED	$1,950	$0	$0	$0	$0	$0
WORKING CAPITAL/ BANK FUNDED	$0	$1,651	$47	$0	$0	$0
TOTAL FUNDING/FINANCING REQUIREMENTS	$31,500	$1,651	$47	$0	$0	$0

L'ESPRIT CRUISES, INC.
BALANCE SHEET ($000)

Balance Sheet at Year 1 Ends ($000)

Assets		Liabilities	
Current Assets	$Value		$Value
Cash	243	Notes payable	52
Short-term investments	12,000	Accounts payable	1,238
Accounts receivable	1,827	Accrued wages	413
Inventory	441	Total current liabilities	$1,703
Total current assets	$14,511		
Property, plant and equipment:			
Furniture & Interior	3829	Long-term debt	$30,847
Vessel, Machinery and Equipment	28,581	Total Liabilities	$32,550
Less accumulated depreciation	2,700		
Property and equipment, net	$29,710	Preferred Stock	$500
		Owner's equity	$11,171
Other assets	0	Total Owner's Equity	$11,671
Total Assets	**$44,221**	**Total Liabilities and Owner's Equity**	**$44,221**



L'ESPRIT CRUISES, INC.
TIMELINE

L'ESPRIT Timeline Financing and Associated Activity

DATE	10/23/2023	12/31/2023	2/31/2024	4/31/2024	6/31/2024	12/31/2024	6/31/2025	12/31/2025	3/31/2026
FINANCING	ROUND 1 - $50K FINANCED	ROUND 2 - $120K FINANCED	ROUND 3 $180K FINANCED	ROUND 4 - $200K FINANCED	CONSTRUCTION DOWNPAYMENT - $4M FINANCED	CONSTRUCTION PAYMENT - $12.5M FINANCED	CONSTRUCTION PAYMENT - $12.5M FINANCED	START-UP CAPITAL - $1.95M FINANCED	OPERATIONAL - WORKING CAPITAL AND 10% HOLDBACK - $3M
ACTIVITY	INITIAL PAYMENT ENGINEERING DRAWINGS& DESIGN. WEFUNDER 7.5%	2ND PAYMENT ENGINEERING DRAWINGS& DESIGN. WEFUNDER 7.5%	FINAL PAYMENT ENGINEERING DRAWINGS& DESIGN. WEFUNDER 7.5%	INITIAL PAYMENT ENGINEERING DRAWINGS& DESIGN. WEFUNDER 7.5%	INITIAL SHIP & WATER TAXI CONSTRUCTION BEGINS OWNER REP ON-SITE.	BUYOFF ON CONSTRUCTION PROGRESS OF SHIP & WATER TAXI.	FINAL BUYOFF ON CONSTRUCTION OF SHIP & WATER TAXI... 10% HOLDBACK.	COMPLETE FINAL TESTING OF SHIP & WATER TAXI OPERATIONAL. WEFUNDER 7.5%	SHIP OPERATIONAL, FIRST 3 MONTHS WILL REQUIRE FUNDS TO OPERATE THE SHIP. WEFUNDER 7.5%

L'ESPRIT CRUISES, INC.
USE OF FUNDS

L'Esprit Cruises- Use of Invested Funds	
ROUND 1- COMMUNITY ROUND:	$50,000
Ship Design- General Arrangements (Deck Plans)	($38,000)
WeFunder Fee- 7.5%	($3,750)
Total	($41,750)
ROUND 2	$120,000
Ship Design-Propulsion Plant- Power Generation Plans	($82,000)
Ship Design-Bridge Design and Engineering Plans	($40,000)
WeFunder Fee- 7.5%	($9,000)
Total	($122,000)